Exhibit 99.1

Amber International Unveils US$100M Crypto Ecosystem Reserve to Expand Institutional Crypto Adoption

Unlocking the potential of digital assets for institutions and fueling Amber International’s strategic expansion

SINGAPORE, May 12, 2025 — Amber International Holding Limited (Nasdaq: AMBR) (“Amber International”, “AMBR”, “we”, “us”, or the “Company”), a leading provider of institutional crypto financial services and operating under the brand name "Amber Premium", today announced the launch of its upsized crypto ecosystem reserve plan of US$100 million. The strategic treasury reserve initiative is designed to accelerate the Company’s expansion and cement its leadership at the intersection of traditional and decentralized finance.

Differentiating from other treasury holdings, the reserve is also enabled with a forward-leaning mechanism architected on the proprietary artificial intelligence (AI) engine to support high-impact blockchain ecosystems and develop new business verticals with adaptive strategic expansion. The reserve strategy will initially focus on high-conviction digital assets, such as Binance Coin (BNB), Solana (SOL), Sui (SUI), Ripple (XRP), Bitcoin (BTC), and Ethereum (ETH) — with flexibility to expand into other ecosystem-aligned tokens as well as allocate funds for stablecoins like World Liberty Financial USD (USD1).

The Company has already activated this strategic impact through its investment in DeFi Development Corp. (Nasdaq: DFDV), a leading operator of the Solana ecosystem treasury strategy, and its strategic partnership with Web3 VC Hash Global on the BNB Fund — a blockchain-native income product tailored for institutions.

“This is not just about holding assets, but building innovative institutional adoption,” said Wayne Huo, CEO of Amber Premium. “We’re making deep alignment with institutions and increasing our impact within the ecosystem we believe in — and creating a secure and scalable path for institutional capital to follow.”

The strategic crypto ecosystem reserve operates within a comprehensive risk management framework. All allocations undergo stringent due diligence processes spanning legal, compliance, technical, and economic considerations. The Company employs strict and ongoing monitoring protocols consistent with institutional standards.

As the Company is expanding the reserve with a growing roster of partners, this will be the new playbook for institutional digital finance with the commitment to unlocking the next wave of adoption supported by capital, conviction, and security for the industry.

About Amber International Holding Limited

Amber International Holding Limited (Nasdaq: AMBR), operating under the brand name "Amber Premium", is a leading provider of institutional crypto financial services and solutions. A subsidiary of Amber Group, Amber Premium delivers institutional-grade market access, execution infrastructure, and investment solutions to help institutions and high-net-worth individuals optimize their digital asset portfolios. The firm offers a regulated, scalable financial ecosystem powered by proprietary blockchain and financial technologies, AI-driven risk management, and quantitative algorithms across CeFi, DeFi, and OTC markets. Learn more at www.ambr.io.

Safe Harbour Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management's current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) the risk that the Company may not obtain the regulatory approval in relation to DWM Asset Restructuring in a timely manner or at all and may need to continue relying on the intercompany service agreements to receive the economic benefits of the WFTL Assigned Contracts; (ii) the risk that a particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty. If the Company fails to properly characterize a digital asset, it could face regulatory scrutiny, investigations, fines, and other penalties, which may adversely impact its business, operating results, and financial condition; (iii) the risk that the Company's institutional crypto financial services and solutions business is nascent, not fully proven by market and subject to material legal, regulatory, operational, reputational, tax and other risks in the jurisdictions where it operates; (iv) the risk of declining prices of digital assets and reduced transaction volumes conducted by the Company; and (v) regulatory and market risks related to cryptocurrencies and digital assets and in the jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company's annual report on Form 20-F and other filings with the SEC. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Media & Investor Contacts
In Asia:
Amber International Holding Limited
Serena Wang

Tel: +65 6022 0228
E-mail: pr@ambr.io | ir@ambr.io | ambr@paradigmconsulting.com.hk

In the United States:
International Elite Capital Inc.
Annabelle Zhang
Tel: +1 (646) 866-7928
Email: amber@iecapitalusa.com